United States
                       Securities And Exchange Commission
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934


                           Quest Resource Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    748349107
                                 (CUSIP Number)


                                  Henry F. Mogg
                              4510 London Town Road
                              Titusville, FL 32796
                                 (321) 267-9043
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2002
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
   Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.


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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Henry F. Mogg

2.    Check the appropriate Box if a Member of a Group      (a) / /
                                                            (b) / /
3.    SEC Use Only

4.    Source of Funds                          SC and OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            /  /

6.    Citizenship or Place of Organization                  USA

NUMBER OF                      7.   Sole Voting Power
SHARES                              592,852
BENEFICIALLY                   8.   Shared Voting Power
OWNED                               0
BY EACH                        9.   Sole Dispositive Power
REPORTING                           592,852
PERSON                         10.  Shared Dispositive Power
WITH                                0

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person
                                                           592,852

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                          /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                              4.6%

14.   Type of Reporting Person
                                                              IN


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                                EXPLANATORY NOTE

      This Amendment No. 2 to Schedule 13D amends and restates the Schedule 13D previously filed by Henry F. Mogg on February 17, 1999 as amended on February 25, 1999. The previous Schedule 13D was jointly filed with Douglas L. Lamb and Marsha K. Lamb who are filing a separate Schedule 13D.

ITEM 1.    SECURITY AND ISSUER.
           -------------------

      This Schedule 13D relates to the common stock, $0.001 par value ("Common Stock"), of Quest Resource Corporation, a Nevada corporation (the
"Corporation"), whose principal executive offices are located at 5901 N. Western, Suite 200, Oklahoma City, OK 73118.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

      This Amended 13D is filed with the Securities and Exchange Commission ("Commission") by Henry F. Mogg ("Mr. Mogg"). Mr. Mogg is a citizen of
Florida whose residential address is 4510 London Town Road, Titusville,
FL 32796. Mr. Mogg is retired. The beneficial ownership of Henry F. Mogg stems from The Henry F. Mogg M&M Trust (the "Trust"), which nominally owns the shares Mr. Mogg beneficially owns. Mr. Mogg is the settlor and trustee of the Trust and has full and exclusive personal power of revocation and amendment over the Trust as long as he is alive. Mr. Mogg's wife, Claudine Mogg
("Ms. Mogg"), beneficially owns 205,000 shares of the outstanding stock of the Corporation. The Claudine Mogg Trust nominally owns the shares that Ms. Mogg beneficially owns. Mr. Mogg disclaims all beneficial ownership of the shares beneficially owned by Ms. Mogg.

      Mr. Mogg has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of the above was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

      Henry F. Mogg beneficially owns 592,852 shares of Common Stock, all of which are nominally held by The Henry F. Mogg M&M Trust (the "Trust"). The shares were originally acquired for services rendered by Mr. Mogg to the Corporation and in connection with the Corporation's merger with a predecessor corporation owned by Mr. Lamb, Mrs. Lamb and Mr. Mogg and the subsequent reorganization of the Corporation that occurred during late 1998 and early 1999.

      The shares of Common Stock beneficially owned by the Claudine Mogg Trust were received as a gift from Mr. Mogg.

ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------

      See the response to Item 3.

      Mr. Mogg does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

      (a) The aggregate number and percentage of Common Stock of the Corporation beneficially owned by Mr. Mogg is 592,852, which accounts for 4.6% of the entire class of shares of Common Stock of the Corporation.

      As of November 8, 2002, the Corporation has informed Mr. Mogg that the Corporation's stock transfer records reflect 12,799,984 shares of Common Stock outstanding.

      (b) Mr. Mogg has the sole power to vote, or to direct the vote, of 592,852 shares of Common Stock held in the Trust.

      (c) Mr. Mogg has not effected any transactions in the Common Stock of the Corporation during the past sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock discussed in this Amended 13D.

      (e) On November 8, 2002, the Corporation, STP Cherokee, Inc. ("STP") and Jerry D. Cash, the sole stockholder of STP, consummated an Agreement and Plan of Reorganization by and among the Corporation, STP and Mr. Cash, dated as of November 8, 2002 (the "Reorganization Agreement"). Pursuant to the terms and conditions of the Reorganization Agreement, the Corporation issued to Mr. Cash 5,380,785 shares of the Common Stock of the Corporation, representing approximately 42.0% of the Common Stock of the Corporation after giving effect to the transactions contemplated by the Reorganization Agreement, in exchange for 100% of the outstanding common stock of STP (the "Stock Exchange"). After giving effect to the Stock Exchange, Mr. Mogg ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           -------------------------------------------
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
           ------------------------------------------------------

      Not Applicable.


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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

      None.

                                   SIGNATURES
                                   ----------
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2002                   /s/ Henry F. Mogg
                                    -------------------------------
                                    Henry F. Mogg